

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Via E-mail
Robert P. Ingle, II
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, NC 28711

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 27, 2014**
> **Filed December 16, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 23, 2014**
> **File No. 000-14706**

Dear Mr. Ingle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 9

Elements of Executive Compensation, page 10

1. Please tell us the process by which Mr. Ingle's 2014 bonus was determined.

2. Please tell us what role, if any, Mr. Ingle plays in setting his compensation.

3. Please tell us what consideration you gave to the non-affiliate voting results of the most recent advisory vote on executive compensation in determining executive compensation decisions and policies. Please see Item 402(b)(vii) of Regulation S-K.

Transactions with Related Persons, page 16

4. Please tell us your Committees' policies and procedures for the review, approval, or ratification of covered transactions. Please see Item 404(b) of Regulation S-K. In this regard, we note your response dated March 29, 2010 to our comment letter dated March 8, 2010.

5. Please tell us how your Related Party Transactions policy is evidenced. In addition, please tell us the material terms of your policy and what consideration you have given to filing the policy as an exhibit to your filings or to posting it on your website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Attorney-Adviser at (202) 551-3342 or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director